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SCHEDULE 13D

(Rule 13d-101)

Information to be included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Under the Securities Exchange Act of 1934
(Amendment No.            )*

PawnMart, Inc. (Name of Issuer)
Common (Title of Class of Securities)
704157 30 4 (CUSIP Number)

Margaret E. Holland
Holland, Johns, Schwartz & Penny, L.L.P.
306 West Seventh Street, Suite 500
Fort Worth, TX 76102
(817) 335-1050
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)
August 30, 2002 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f) or 13d-1 (g), check the following box. ☐

  Note. Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 704157 30 4	13D

1.	Name of reporting person Jeffrey A. Cummer IRS Identification Nos. of above persons (entities only)

2.	Check the appropriate box if a member of a group			(a) ☐
	(See Instructions)			(b) ☐

3.	SEC use only

4.	Source of funds OO

5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)
☐

6.	Citizenship or place of organization U. S.

Number Of Shares		7.	Sole voting power 352,346
Beneficially
Owned By Each Reporting		8.	Shared voting power 166,694
Person With
		9.	Sole dispositive power 352,346

		10.	Shared dispositive power 166,694

11.	Aggregate amount beneficially owned by each reporting person 519,040

12.	Check box if the aggregate amount in Row (11) excludes certain shares			☐
(See Instructions)

13.	Percent of class represented by amount in Row (11) 19.97%

14.	Type of reporting person IN
(See Instructions)

CUSIP No. 704157 30 4	13D

1.	Name of reporting person Dwayne A. Moyers IRS Identification Nos. of above persons (entities only)

2.	Check the appropriate box if a member of a group			(a) ☐
	(See Instructions)			(b) ☐

3.	SEC use only

4.	Source of funds OO

5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)
☐

6.	Citizenship or place of organization U. S.

Number Of Shares		7.	Sole voting power 173,030
Beneficially
Owned By Each Reporting		8.	Shared voting power 166,694
Person With
		9.	Sole dispositive power 173,030

		10.	Shared dispositive power 166,694

11.	Aggregate amount beneficially owned by each reporting person 339,724

12.	Check box if the aggregate amount in Row (11) excludes certain shares			☐
(See Instructions)

13.	Percent of class represented by amount in Row (11) 14.04%

14.	Type of reporting person IN
(See Instructions)

CUSIP No. 704157 30 4	13D

1.	Name of reporting person Investors Strategic Partners I, Ltd. IRS Identification Nos. of above persons (entities only) 75-2614149

2.	Check the appropriate box if a member of a group			(a) ☐
	(See Instructions)			(b) ☐

3.	SEC use only

4.	Source of funds OO

5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)
☐

6.	Citizenship or place of organization U. S.

Number Of Shares		7.	Sole voting power 166,694
Beneficially
Owned By Each Reporting		8.	Shared voting power 0
Person With
		9.	Sole dispositive power 166,694

		10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 166,694

12.	Check box if the aggregate amount in Row (11) excludes certain shares			☐
(See Instructions)

13.	Percent of class represented by amount in Row (11) 7.42%

14.	Type of reporting person PN
(See Instructions)

PawnMart, Inc.
SCHEDULE 13D

Item 1. Security and Issuer

        The class of securities to which this statement relates is the common stock, par value $0.01 per share (the "Common Stock"), of PawnMart, Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices located at 2175 Old Concord Road SE, Suite 200, Smyrna, Georgia 30080.

Item 2. Identity and Background

          (a)  This statement is being filed by Investors Strategic Partners I, Ltd. and the directors and officers of its general partner, Jeffrey A. Cummer and Dwayne A. Moyers (collectively, the "Reporting Persons").

          (b)  On August 30, 2002 the Reporting Persons received securities of PawnMart, Inc. as former shareholders of C/M Holdings, Inc. (formerly Cummer/Moyers Holdings, Inc.), a Texas corporation that merged with and into PawnMart, Inc.

          (c)  Investors Strategic Partners I, Ltd. is a Texas limited partnership that operates a hedge fund. Its principal business and office is located at 3417 Hulen Street, Fort Worth, Texas 76107.

          (d)  Jeffrey A. Cummer is a director of the Issuer. His business address is 3417 Hulen Street, Fort Worth, Texas 76107. Mr. Cummer is currently employed as president of the Fixed Income Division of Sanders Morris Harris Inc., a wholly owned subsidiary of Sanders Morris Harris Group, Inc. located at 5599 San Felipe, Suite 555, Houston, Texas 77056. Mr. Cummer is a United States citizen.

          (e)  Dwayne A. Moyers is a director and vice president of the Issuer. His business address is 3417 Hulen Street, Fort Worth, Texas 76107. Mr. Moyers is currently employed as vice president of the Fixed Income Division of Sanders Morris Harris Inc., a wholly owned subsidiary of the Issuer located at 5599 San Felipe, Suite 555, Houston, Texas 77056. Mr. Moyers is a United States citizen.

        During the past five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

        No funds were used by the Reporting Persons in acquiring the securities. The shares of the Issuer were received by the Reporting Persons as the result of a merger between PawnMart, Inc. and C/M Holdings, Inc. (formerly Cummer/Moyers Holdings, Inc.), with PawnMart, Inc. as the surviving corporation. The securities owned by the Reporting Persons are shares of Series B Preferred Stock of the Issuer which are convertible into shares of the Issuer's Common Stock.

Item 4. Purpose of Transaction

        The Reporting Persons do not have any plans or proposals which relate to or would result in:

          (a)  the acquisition or disposition of any additional securities of the Issuer, except that the Reporting Persons may make additional purchases or sales of Common Stock in open-market or privately negotiated purchases.

          (b)  any extraordinary corporate transactions, such as a merger, reorganization or liquidation, involving the Issuer or any subsidiary.

          (c)  a sale or transfer of a material amount of assets of the Issuer or any subsidiary.

          (d)  any change in the present Board of Directors or management of the Issuer.

          (e)  any material change in the present capitalization or dividend policy of the Issuer.

          (f)    any material change in the Issuer's business or corporate structure.

          (g)  changes in the Issuer's charter, bylaws or other actions which may impede the acquisition or control of the Issuer by any person.

          (h)  any class of securities of the Issuer to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association.

          (i)    a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

          (j)    any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer

          (a)  Investors Strategic Partners I, Ltd. is the beneficial owner of 166,694 shares of Common Stock (approximately 7.42% of the total number of shares of Common Stock outstanding) as of August 30, 2002 over which it has sole voting and dispositive power. Jeffrey A. Cummer is the beneficial owner of 519,040 shares of Common Stock (approximately 19.97% of the total number of shares of Common Stock outstanding) as of August 30, 2002. He has sole voting and dispositive power over 352,346 shares and shares voting and dispositive power on 166,694 shares. Dwayne A. Moyers is the beneficial owner of 339,724 shares of Common Stock (approximately 14.04% of the total number of shares of Common Stock outstanding) as of August 30, 2002. He has sole voting and dispositive power over 173,030 shares and shares voting and dispositive power on 166,694 shares. Mr. Cummer and Mr. Moyers, as the sole directors of the general partner of Investors Strategic Partners I, Ltd., share voting and dispositive power with respect to the 166,694 shares beneficially owned by Investors Strategic Partners I, Ltd.

          (b)  The Reporting Persons do not know of any person who has a right to receive or the power to direct receipt of dividends or proceeds from the sale of such securities of the Issuer.

          (c)  During the sixty (60) days period prior to the filing, Investors Strategic Partners I, Ltd. had the following transactions in the Issuer's Series B Preferred Stock, which is convertible into the Issuer's Common Stock on a 3.43997248022-for-one basis: on October 31, 2002 Investors Strategic Partners I, Ltd. purchased 2,157 shares in a private transaction for $5.00 per share, and on November 15, 2002 Investors Strategic Partners I, Ltd. purchased 2,264 shares in a private transaction for $5.00 per share.

          (d)  Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, Mr. Cummer and Mr. Moyers disclaim beneficial ownership of 166,694 shares of Common Stock of the Issuer held by the limited partnership of which they are directors and officers of its general partner.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        There are no contracts, arrangements, understandings or relationships between the Reporting Person and any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit 2	Agreement and Plan of Merger between PawnMart, Inc. and C/M Holdings, Inc. dated August 1, 2002(1)
Exhibit 99	Joint Filing Agreement *

  (1)
  Filed with the Issuer's Current Report on Form 8-K for event dated August 30, 2002.

  *
  Filed herewith.

SIGNATURES

        After reasonable inquiry and to the best of their knowledge and belief, the persons below certify that the information set forth in this statement is true, complete and correct.

        Dated: November 26, 2002

Investors Strategic Partners I, Ltd.
By:	Hulen Capital Partners, Inc., General Partner
	By:	/s/ JEFFREY A. CUMMER Jeffrey A. Cummer, President
/s/ JEFFREY A. CUMMER Jeffrey A. Cummer
/s/ DWAYNE A. MOYERS Dwayne A. Moyers

EXHIBIT INDEX

Exhibit	Document
99	Joint Filing Agreement

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PawnMart, Inc. SCHEDULE 13D
  Item 1. Security and Issuer
  Item 2. Identity and Background
  Item 3. Source and Amount of Funds or Other Consideration
  Item 4. Purpose of Transaction
  Item 5. Interest in Securities of the Issuer
  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
  Item 7. Material to be Filed as Exhibits
SIGNATURES
EXHIBIT INDEX